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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 425

FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:  CURIS, INC.

Date of Report:  August 1, 2000

CONTACTS

for Curis, Inc.:              for Noonan / Russo Communications:
William B. Boni               Anthony Russo
(617) 876-0086, ext. 462      (212) 696-4455, ext. 202
                              or
                              Renee Connolly
                              (212) 696-4455, ext. 227

The statements in this presentation that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, and other risks and uncertainties associated with the biotechnology industry and mergers generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of the Curis joint proxy statement/prospectus filed with the Securities and Exchange Commission on June 19, 2000.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it will contain important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Curis, Inc. on June 19, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Curis, Inc.
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Curis Slide Presentation:

                                  CURIS, INC,

                 PRESENTATION REGARDING PERIPHERAL NEUROPATHY

SAFE HARBOR STATEMENT
---------------------

The statements in this presentation that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, and other risks and uncertainties associated with the biotechnology industry and mergers generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of the Curis joint proxy statement/prospectus filed with the Securities and Exchange Commission on June 19, 2000.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it will contain important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Curis, Inc. on June 19, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Curis, Inc.

PERIPHERAL NERVE CELLS
----------------------

Slide includes a diagram showing the structure and functional types of nerve cells.

DHH AND PERIPHERAL NERVE FUNCTION
---------------------------------

Slide includes a diagram showing the expression of hedgehog protein by Schwann Cells, their effect on perinuerial cells and on nerve growth.

SUPPORT CELLS IN ADULT PERIPHERAL NERVE EXPRESS DHH RECEPTOR
------------------------------------------------------------

Slide includes an image showing the expression of Desert Hedgehog protein in adult peripheral nerve cells.

STRUCTURAL COMPARISON OF SCIATIC NERVE
--------------------------------------

Slide includes two images showing (1) Normal Sciatic Nerve Cells and (2) Desert Hedgehog Knock-Out Nerve Cells.

FUNCTIONAL DEFICIT IN PERIPHERAL NERVE OF DHH KNOCK-OUT MICE
------------------------------------------------------------

Slide includes a graph showing significant loss of nerve conduction velocity in Desert Hedgehog Knock-Out Mice.

DHH IS A MITOGEN FOR PERIPHERAL NERVE SUPPORT CELLS
---------------------------------------------------

Slide includes a graph showing increasing cell division with increasing Desert Hedgehog Protein.